EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 12, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

JOAQUÍN DE FUENTES BARDAJÍ
General Vicesecretary
and Vicesecretary of the Board of Directors
TELEFÓNICA S.A.

TELEFÓNICA, S.A., in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

In accordance with the requirement set forth by the Spanish National Securities Commission, and in order to provide further information on the results corresponding to the first half of 2002, published by the Company on July 24th, the following announcement is made:

During the first half of fiscal year 2002 the depreciation of the Argentine peso against the dollar (-73.7%) from 1 dollar per 1.7 pesos (1 euro per 1.5149 pesos) to 1 dollar per 3.8 pesos (1 euro per 3.4084 pesos) has had a negative effect on financial results in addition to that recorded in the 2001 results.

In the individual profit and loss statement of Telefónica, S.A. as of June 30, this negative effect amounts to 1,052.42 million euros (604.16 million euros as of March 2002) as a consequence of the provisions for diminuation in value for Argentine investments.The Group´s consolidated financial results as of June 30, 2002 reflected a negative effect of 445.7 million euros (254.4 million euros as of March, 2002) and lower reserves for translation differences in consolidation of 1,068.71 million euros (838.6 million euros as of March 2002)

Madrid, September 12th, 2002

Item 2

Telefónica

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, Telefónica, S.A. hereby inform you that on September 10th, 2002 took place the final closing of the acquisition by Telefónica Móviles, S.A., a subsidiary of Telefónica, S.A, of 65% of the Mexican corporation Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso), once fulfilled all the conditions to which the acquisition was subject.

In accordance with the agreements signed, 100% of Pegaso shares' as well as of the companies owned by Telefónica Móviles, S.A. in Northern Mexico have been contributed to a newly incorporated corporation, Telefónica Móviles México, S.A. de C.V., in which Telefónica Móviles, S.A. holds a 92% interest.

Madrid, September 12th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: September 12, 2002

By: ______________________________

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors